American Beacon Sound Point Enhanced Income Fund
220 E. Las Colinas Blvd., Suite 1200
 Irving, Texas 75039

June 27, 2018

EDGAR FILING
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Request for Acceleration
American Beacon Sound Point Enhanced Income Fund
File Nos. 333-222968 and 811-23326
Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2

Ladies and Gentlemen:

As discussed with Mr. John M. Ganley of the Securities and Exchange Commission with the Division of Investment Management on June 25, 2018, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), the undersigned hereby requests that effectiveness under the 1933 Act of Pre-Effective Amendment No. 3 to its registration statement on Form N-2 be accelerated to 5:00 pm ET on June 29, 2018 or as soon thereafter as practicable. Pre-Effective Amendment No. 3 is filed today pursuant to the 1933 Act and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder. Absent acceleration, pursuant to Rule 473(b) under the Securities Act, Pre-Effective Amendment No. 3 to its registration statement shall hereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act. The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,

AMERICAN BEACON SOUND POINT
ENHANCED INCOME FUND

/s/ Rosemary K. Behan
By: Rosemary K. Behan
Title: Vice President, Chief Legal Officer and Secretary

Resolute Investment Distributors, Inc.
220 E. Las Colinas Blvd., Suite 1200
 Irving, Texas 75039

June 27, 2018

EDGAR FILING
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Request for Acceleration
American Beacon Sound Point Enhanced Income Fund
File Nos. 333-222968 and 811-23326
Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2

Ladies and Gentlemen:

As distributor for American Beacon Sound Point Enhanced Income Fund (the “Trust”), the undersigned joins the Trust’s request and hereby requests, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), that effectiveness under the 1933 Act of Pre-Effective Amendment No. 3 to its registration statement on Form N-2 be accelerated to 5:00 pm ET on June 29, 2018 or as soon thereafter as practicable. Pre-Effective Amendment No. 3 is filed herewith pursuant to the 1933 Act and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder. The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,

RESOLUTE INVESTMENT DISTRIBUTORS INC.

/s/ Jeffrey K. Ringdahl
By: Jeffrey K. Ringdahl
Title: Executive Vice President